UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
Commission File Number 1-6880
U.S. BANCORP

(Exact name of registrant as specified in its charter)
800 Nicollet Mall, Minneapolis, Minnesota 55402; (651) 466-3000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Series A Junior Participating Preferred Stock Purchase Rights

(Title of each class of securities covered by this Form)
Common Stock
Depositary Shares each representing 1/1,000th interest in a share of Series B Non-Cumulative Preferred Stock
Depositary Shares each representing 1/1,000th interest in a share of Series D Non-Cumulative Preferred Stock

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☑
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
     Approximate number of holders of record as of the certification or notice date: 0
     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, U.S. Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 23, 2008	By:	/s/ Lee R. Mitau
		Name:	Lee R. Mitau
		Title:	Executive Vice President, General Counsel and Corporate Secretary